D: +1 (212) 225-2286 afleisher@cgsh.com

May 11, 2018

VIA EDGAR CORRESPONDENCE

Jay Williamson

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc.
Registration Statement on Form N-2
Filed March 28, 2018
File No. 333-223986

Dear Mr. Williamson:

On behalf of TPG Specialty Lending, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission that we received in a telephone conversation with the Staff on April 26, 2018 with respect to the above-referenced Registration Statement on Form N-2 filed on March 28, 2018 (the “Registration Statement”).

The Company has filed today Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, together with this letter via EDGAR submission. Capitalized terms used but not defined in this letter are as defined in Amendment No. 1.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.

Jay Williamson

Securities and Exchange Commission

1.	On page 15, under “Fees and Expenses,” we note the introductory language in your fees and expenses table references a 150% asset coverage ratio if certain requirements are met. Your shelf registers common, preferred and debt, each of which may be impacted differently if the company seeks to lower its asset coverage ratios pursuant to the Small Business Credit Availability Act. Understanding your intentions may be particularly important to note investors purchasing medium or longer term obligations as the value of these notes would likely decline if the company were to increase its leverage to a significant extent, briefly explain to us how you’ve considered these issues and your strategy for ensuring all investors, but particularly note investors, have access to material information related to this topic.

Response:

The Company respectfully advises the Staff that, as it discussed during the prepared remarks for the most recent earnings call regarding results for the three months ended March 31, 2018, which was held on May 4, 2018, the Company has not yet taken any action or made any determinations whether to seek to lower its asset coverage requirements pursuant to the Small Business Credit Availability Act (the “SBCAA”), and has not made any changes to any of its existing financial policies. In addition, the Company noted that it expects to work with stakeholders, including its shareholders, existing note holders, lending partners and rating agencies to determine the appropriate path forward.

The Company does not currently believe that the risks associated with increased leverage are materially different than the risks of leverage that are described in Amendment No. 1.

2.	On page 59, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we note your statement that your core portfolio companies, which excludes certain investments that fall outside your typical borrower profile, represent 83% of your total investments and had weighted average annual revenues of $130 million and weighted average EBITDA of $25.1 million. Briefly explain to us how you distinguish core and non-core portfolio companies and whether the investment and valuation processes vary between the two. In addition, to the extent any non-core investments were individually material to your portfolio or results, please ensure you describe the investment and impact it had on your results.

Response:

The Company respectfully advises the Staff that it has distinguished core and non-core portfolio companies on the basis of the risk profile of the underlying investment. “Core portfolio companies” are middle market companies, which the Company defines as companies that have annual EBITDA (as a useful proxy for cash flow) of $10 million to $250 million, although on occasion the Company may invest in larger or smaller companies. Non-core portfolio companies include companies in which the Company’s investments are in the form of asset based loan facilities, such as the Company’s investments in Sears Holdings, USR Parent Inc. (Staples), iHeart Communications, Payless and 99 Cents, for which the investment is collateralized by inventory and accounts receivable, and other assets, as well as pharmaceutical firms, such as Nektar and Ironwood, in which the collateral for the Company’s investment is represented by in-place/existing drug royalties.

The investment and valuation processes for the Company’s investments in core and non-core portfolio companies follow the same procedures and policies. While the Company provides disclosure regarding the percentage of investments in “core portfolio companies” relative to total investments because it believes it is useful information for investors regarding the construction of the Company’s portfolio, the Company believes that the risks of the Company’s investments in non-core portfolio companies are not materially different than the risks of the investments in the Company’s “core portfolio companies” and, as a result, evaluates the materiality of and disclosure regarding its individual investments in non-core portfolio companies based on the Company’s portfolio and results as a whole.

Jay Williamson

Securities and Exchange Commission

3.	On page 64, under “Market Trends,” please confirm the continuing accuracy of your statement that an imbalance between the supply and demand for middle market debt capital creates attractive pricing dynamics for investors such as BDCs. In this regard, to the extent that new entrants are changing these dynamics, that trend should be addressed, as well as any impact it is having on deal terms, including interest rate spreads, covenant protections and the like. Please revise or advise as appropriate.

Response:

The Company confirms the continuing accuracy of the statement on page 66 that “an imbalance between the supply of, and demand for, middle-market debt capital creates attractive pricing dynamics for investors such as BDCs.” The Company respectfully advises the Staff that it monitors competitive dynamics in the middle-market credit market, especially in light of recent legislative changes that could make the market more attractive to new entrants and change the above-mentioned pricing dynamics and deal terms. If the Company believes there are material changes in pricing dynamics and deal terms in the middle-market credit market at a future date, the Company would disclose such changes, as appropriate.

4.	Your cover page states that significant increases in interest rate benchmarks in the future would make it more difficult for borrowers to service their obligations under the debt investments you hold. Please consider whether recent increases in the Federal Funds Rate should be addressed under “Market Trends” on page 64.

Response:

The Company respectfully advises the Staff that while significant changes in interest rate benchmarks over time could have effects on its borrowers, it does not believe the recent increases in the Federal Funds Rate constitute a market trend affecting the Company that would require additional disclosure beyond the disclosure that is currently included in Amendment No. 1.

Jay Williamson

Securities and Exchange Commission

5.	On page 104, under “Portfolio Companies,” we note that iHeart Communications represented 11.6% of your portfolio at year end and that the iHeart parent company filed for bankruptcy protection in March of 2018. Briefly explain to us how you became comfortable with loan valuation at year end. To the extent that you relied on the quality of the collateral underlying the loan, please tell us the nature of the collateral, how much existed and what sort of verifications you did with respect to collateral quality.

Response:

The Company respectfully advises the Staff that as at December 31, 2017, its position in iHeart Communications at fair value represented 11.6% of net assets and 6.7% of total investments. As it relates to loan valuation at year end, in its determination of fair value of the investment, the Company took into account an expectation of a near-term bankruptcy filing by iHeart Communications and considered a number of scenarios regarding the timing of such a filing and the likely impact on repayment of the Company’s investment. The Company notes that its investment was originally underwritten with the expectation of bankruptcy proceedings being required to restructure the capital base of the company, which scenario occurred on March 14, 2018 when iHeart Communications filed for Chapter 11 bankruptcy with a restructuring support agreement in place. The underlying collateral attached to the Company’s investment consists of fully secured, high quality accounts receivable, including from numerous investment grade counterparties. The loan also includes the structural protection of a borrowing base governor. Prior to making the loan, the Company conducted extensive collateral review through a field audit where it inspected the company’s books and records, including the collateral for its loan. It should also be noted, that upon iHeart Communications filing for protection under Chapter 11, it, along with other stakeholders, agreed that the Company’s loan is fully secured and the Company currently receives adequate protection in the form of current interest, replacement liens and replacement collateral (additional accounts receivable and cash). iHeart Communications remains in compliance with its borrowing base.

Jay Williamson

Securities and Exchange Commission

6.	On page F-5, under “Consolidated Statements of Operations,” we note that you had a $21 million realized loss from controlled investments. Please tell us more about the nature of these losses. It is unclear for example whether this was one or two positions or specific industries in contrast to a number of smaller transactions. In addition please tell us how you considered your MD&A disclosure obligations with respect to these matters.

Response:

The Company respectfully advises the Staff that the realized loss was from one controlled investment in Mississippi Resources, LLC. The Company provided investors with information on the nature of this loss in its earnings calls throughout the fiscal years ended December 31, 2017, 2016 and 2015, as unrealized losses were incurred during these periods prior to the recognition of a realized loss in 2017. Notably the Company disclosed in its first and second quarter earnings calls that Mississippi Resources was placed on nonaccrual status at the end of the first quarter and was restructured during the second quarter into a performing first-lien loan and equity investment with a combined fair value approximating that of the Company’s loan at March 31, 2017. At June 30, 2017, the combined fair value of the restructured investment slightly increased compared to March 31, 2017. In considering its MD&A disclosure obligations, the Company evaluated the realized loss in Mississippi Resources in light of total net realized losses of $14 million and its total unrealized and realized loss of $8 million, and in light of Mississippi Resources’ performing status at the end of the third and fourth quarter. The Company subsequently determined that additional disclosure on the nature of the realized loss was not material to investors.

7.	Please confirm supplementally that the Company performs an analysis of whether disclosures are required for controlled investments pursuant to rule 3-09 and 4.08(g) of Regulation S-X. Reference to Mississippi Resources LLC on page F-10.

Response:

The Company confirms that it has performed the required analysis of whether disclosures are required for controlled investments pursuant to Rule 3-09 and 4.08(g) of Regulation S-X. In light of this analysis, the Company respectfully advises the Staff that it determined no disclosure was required for the period ended December 31, 2017.

8.	Please disclose a weighted average annualized yield based on the total investments of the fund. This comment applies to any other area of the document that discloses a yield excluding non-income producing investments. Reference to May 16, 2017 AICPA Expert Panel Minutes, SEC Update Section 4(c).

Response:

In response to the Staff’s comment, the Company has provided the requested disclosure on page 69.

Jay Williamson

Securities and Exchange Commission

9.	In accordance with Regulation S-X Rule 12-13C, disclose the counterparty to each interest rate swap agreement in the table on page F-9 of Form 10-K.

Response:

The Company respectfully advises the Staff that each of the Company’s interest rate swaps are centrally cleared through the Chicago Mercantile Exchange (the “CME”). In accordance with Regulation S-X Rule 12-13C footnote 4, counterparty information is not required for exchange-traded or centrally cleared swaps.

10.	The Derivative footnote 5 states that $4.1 million of cash is pledged as collateral under the Company’s derivative instruments and is included in restricted cash as a component of cash and cash equivalents on the company’s consolidated balance sheet. However, the balance sheet shows a restricted cash balance of $3.15 million. Please provide an explanation as to why the amounts are different or revise the footnote in future reports to show the correct amount.

Response:

The Company respectfully advises the Staff that each of the Company’s interest rate swaps are centrally cleared through the CME. Effective January 3, 2017, the CME implemented rule changes that characterize certain payments as the legal settlement of outstanding derivative contract exposure rather than as posting of collateral. As a result of the rule changes, the legal characterization for payments of variation margin, which generally had been treated as posted collateral, are now in line with actual settlement (settled to market or “STM”). Payments of variation margin are applied against the market exposure of the derivative contract rather than recorded as separate receivables and payables. As of December 31, 2017, derivative footnote 5 discloses a total of $4.1 million of cash pledged as collateral, which consists of initial margin collateral and variation margin collateral. As of December 31, 2017, the Company’s market exposure of its interest rate swap contracts was $(0.95) million. The variation margin cash collateral was applied against the open unrealized market exposure amount leaving a net restricted cash collateral balance of $3.15 million on the Company’s consolidated balance sheet.

11.	Include more specificity as it relates to LIBOR (i.e., 1 month, 3 month, etc.). Reference to Article 12-12 footnote 4 of Regulation S-X.

Response:

The Company respectfully notes that the total interest rate in the Company’s financial statements and consolidated schedule of investments reflect the LIBOR rate most recently selected by a borrower as of the reporting period date.

As disclosed in footnote 3 on page 113, LIBOR rates for borrowers can change periodically at the borrower’s option. Since borrowers can select a different LIBOR rate at any reset date, the Company does not believe additional disclosure of whether a borrower selected, 1, 3 or 6 month LIBOR is meaningful to investors. By providing the total interest rate and the spread over the rate most recently selected by the borrower as of period end, the Company believes it provides the specificity that Article 12-12 footnote 4 of Regulation S-X requires.

Jay Williamson

Securities and Exchange Commission

12.	For restricted securities, include the disclosure requirements of Regulation S-X Rule 12-12 footnote 8.

Response:

In response to the Staff’s comment, the Company has included the requested disclosure as footnote (13) in the Schedule of Investments on pages F-53 and F-58 and on page 114.

*        *        *         *        *

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Adam Fleisher at (212) 225-2286 or Helena Grannis at (212) 225-2376.

Very truly yours,

/s/ Adam E. Fleisher

Adam E. Fleisher

Enclosure

cc:	Jason Fox

Securities and Exchange Commission

David Stiepleman

Jennifer Gordon

TPG Specialty Lending, Inc.

Helena K. Grannis

Cleary Gottlieb Steen & Hamilton LLP